Exhibit 99.1

Kforce Inc. 1001 East Palm Ave. Tampa, FL 33605 (NASDAQ: KFRC)

AT THE FIRM

Michael Blackman

Senior Vice President – Investor Relations

(813) 552-2927

KFORCE INC. REPORTS RECORD REVENUE FOR THE THIRD QUARTER OF 2006

•	REVENUE OF $238.7 MILLION

•	EARNINGS PER SHARE OF $0.21

•	OPERATING EARNINGS REACH 7 YEAR HIGH

TAMPA, FL – October 31, 2006 – Kforce Inc. (NASDAQ: KFRC), a professional staffing firm, today announced results for the third quarter of 2006. Revenues for the quarter ended September 30, 2006 were an all time high of $238.7 million compared to $207.3 million for the quarter ended September 30, 2005 and $234.4 million for the quarter ended June 30, 2006. The Firm reported net income for the third quarter of 2006 of $8.8 million or $0.21 cents per share versus net income of $6.7 million or $0.17 cents per share for the third quarter of 2005, representing a year-over-year improvement of 31.7%. Net income for the quarter ending June 30, 2006 was $8.4 million.

“We are pleased with our third quarter results, particularly our 10.3% sequential growth in our search business. Our quarterly revenue of $238.7 million is another record for the Firm. We believe the environment for professional staffing remains positive, particularly in the skilled niches we serve, as college educated unemployment remains near historic lows” said David L. Dunkel, Kforce’s Chairman and Chief Executive Officer. Continued Mr. Dunkel, “We would also like to take this opportunity to again welcome the Bradson team to the Kforce family. We believe that the integration process is on track and we are very excited about the opportunities that we see for the Kforce Government Solutions practice.

William L. Sanders, President said: “We continued to make excellent progress in adding highly skilled associates to our field service teams. We are particularly pleased to see technology flex and permanent placements continue in a growth pattern, as technology is approximately one-half of our revenue.” Continued Mr. Sanders, “We remain focused on client selection and profitability and believe this focus has enabled us to continue to achieve improving results. We have achieved record revenues in this quarter and improved gross margins 520 basis points over the last two years. Consequently, our operating margins continue to improve. We intend to continue to execute on our strategy to invest in our business in alignment with economic conditions which, we believe, will result in continued growth in revenues and earnings.”

Operational highlights of the third quarter include:

•	Consolidated revenue of $238.7 million increased by $4.3 million or 1.8% from $234.4 million in Q2 ‘06. Revenue per billing day in Q3 ‘06 increased sequentially by 1.8% and year-over-year by 17.0% to an all time Firm high of $3.8 million from $3.2 million in Q3 ‘05.

•	Flex revenue increased by $2.5 million or 1.1% to $219.2 million. Flex hours (4,277k) were up 0.7% from Q2 ‘06, and flex end of quarter FTEs (9,820) increased 1.7% from the previous quarter. On a business segment basis, FTEs were up 5.4% in Technology, flat in Health and Life Sciences, and down 1.6% in Finance & Accounting.

•	The Firm’s average hourly bill rate has increased $0.21 (0.4%) sequentially and $5.35 (11.9%) year-over-year. The year-over-year increase continues to be evidenced across all business lines.

•	Search revenue increased by $1.8 million or 10.3% to $19.5 million. Technology Search of $7.4 million in Q3 ‘06 improved sequentially by 18.7% from $6.2 million in Q2 ‘06 and has improved 54.8% from $4.8 million in Q3 ‘05.

•	Gross Profit percentage increased by 130 basis points to 35.8% in Q3 ‘06 from 34.5% in Q2 ‘06 and has improved 280 basis points year-over-year from 33.0% in Q3 ‘05.

•	Flex Gross Profit percentage increased by 90 basis points to 30.1% in Q3 ‘06 from 29.2% in Q2 ‘06 and improved 200 basis points from Q3 ‘05 as we continue to experience improvement across the Firm in the spread between bill and pay rates.

Joe Liberatore, Chief Financial Officer added: “Operating income is at its highest level since Q4 1998. Earnings before taxes of $14.9 million or 6.2% of revenues increased 33.9% from $11.1 million, or 5.4% of revenues in Q3 2005. We believe we are making excellent progress toward achieving our peak cycle target earnings before taxes of 10 percent of revenues.”

Financial highlights for Q3 include:

•	Income from Operations of $15.7 million increased by 20 basis points to 6.6% in Q3 ‘06 from $15.0 million or 6.4% in Q2 ‘06 and has improved 100 basis points from 5.6% or $11.6 million in Q3 ‘05.

•	Net Income in Q3 ‘06 of $8.8 million increased sequentially by 5.7% from $8.4 million in Q2‘06 and increased 31.7% year-over-year from $6.7 million in Q3 ‘05.

•	EBITDA in Q3 ‘06 of $19.1 million increased 4.2% sequentially and 34.2% year-over-year. EBITDA per share of $.45 increased 4.7% sequentially and 28.6% year-over-year.

•	Total Shareholder value of $253.3 million increased 5.1% sequentially from $240.9 million in Q2 ‘06 and 25.1% year-over-year from $202.5 million in Q3 ‘05.

•	Cash flow from operations in Q3 ‘06 was $12.3 million.

•	Bank debt at the end of Q3 ‘06 was $38.3 million, with $.8 million in cash, as compared to $48.0 million bank debt as of Q2 ‘06.

Mr. Liberatore continued: “Looking forward to the fourth quarter, we expect to continue to make investments that will benefit the Firm in 2007 and 2008. We expect revenues may be in the $243 million to $248 million range, and earnings per share of $.21 to $.23 cents, which reflects continued investments in hiring and infrastructure, and approximately 42.1 million weighted average diluted shares outstanding.”

Kforce will host a conference call on November 1, 2006 to discuss these results. The call will begin at 8:30 AM EST. The dial-in number is (888) 593-6050 (Please request to be connected to the Kforce Earnings Call). The replay of the call will be available from 10:30AM EST November 1, 2006 through November 15, 2006 by dialing (888) 203-1112, passcode 7429076.

It will also be webcast live at www.kforce.com (select “Investor Relations”) and will be available for webcast replay until November 15, 2006.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.earnings.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

About Kforce

Kforce (NASDAQ: KFRC) is a professional staffing firm providing flexible and permanent staffing solutions for organizations in the skill areas of technology, finance & accounting, and health and life sciences. Backed by over 2,000 staffing specialists, Kforce operates with 76 offices in 43 markets in North America. For more information, please visit our Web site at www.kforce.com.

Certain of the above statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: business conditions and growth in the staffing industry and general economy; competitive factors, risks due to shifts in the market demand, including, without limitation, shifts in demand for our Kforce Government Holdings, Health and Life Sciences, Finance and Accounting and Technology groups, as well as the market for search and flexible staffing assignments; changes in the service mix; ability of the Firm to complete acquisitions; and the risk factors listed from time to time in the Firm’s reports filed with the Securities and Exchange Commission, as well as assumptions regarding the foregoing. In particular, there can be no assurance that the above estimates of revenues and earnings per share will be achieved. The words “should,” “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan” and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Firm undertakes no obligation to publicly update or revise any forward-looking statements. As a result, such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

KFORCE INC.

Summary of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	Quarter Ended
	September 30, 2006	June 30, 2006	September 30, 2005
Revenue by Function:
Technology	$124,512	$121,175	$95,074
Finance/Accounting	64,066	62,363	63,058
Health and Life Sciences	50,122	50,861	49,161

Total Revenue	238,700	234,399	207,293

Revenue by Time:
Perm	19,488	17,672	14,107
Flexible	219,212	216,727	193,186

Total Revenue	238,700	234,399	207,293

Cost Of Sales	153,299	153,472	138,904

Gross Profit	85,401	80,927	68,389
GP %	35.8%	34.5%	33.0%
Flex GP%	30.1%	29.2%	28.1%

Selling, General & Admin.	66,872	63,285	54,584
Deprec. & Amort.	2,798	2,641	2,194

Income from Operations	15,731	15,001	11,611

Other Expense	820	1,035	477

Earnings Before Taxes	14,911	13,966	11,134

Income Tax Expense	6,069	5,601	4,421

Net Income	$8,842	$8,365	$6,713

Earnings Per Share - Diluted	$0.21	$0.20	$0.17
EBITDA Per Share	$0.45	$0.43	$0.35
Shares Outstanding - Diluted	42,091	42,251	40,447

EBITDA	19,059	18,286	14,202

Selected Cash Flow Information:
Bad Debt (Recovery) Expense	$(485)	$(980)	$274
Capital Expenditures	$2,923	$2,655	$1,921

Selected Balance Sheet Information:
Total Cash and Short-term Investments	$782	$835	$2,118
Accounts Receivable, less allowances	$146,939	$132,376	$110,057
Total Assets	$391,464	$381,614	$305,554
Bank Debt	$38,315	$48,000	$22,000
Other Current Liabilities	$83,088	$76,944	$65,339
Other Long-Term Liabilities	$16,758	$15,735	$15,684
Total Stockholders’ Equity	$253,303	$240,935	$202,531

Other Information:
Billing Days	63	63	64

Kforce Inc.

Key Statistics

(Unaudited)

	Q3 2006	Q2 2006	Q3 2005
Total Firm
Flex Revenue (000’s)	$219,212	$216,727	$193,186
Revenue per billing day (000’s)	$3,480	$3,440	$3,019
Sequential Flex Revenue Change	1.1%	5.5%	4.7%
Hours (000’s)	4,277	4,248	4,225
Flex GP %	30.1%	29.2%	28.1%

Search Revenue (000’s)	$19,488	$17,672	$14,107
Placements	1,445	1,347	1,130
Average Fee	$13,517	$13,111	$12,447
Billing days	63	63	64
Technology
Flex Revenue (000’s)	$117,095	$114,926	$90,281
Revenue per billing day (000’s)	$1,859	$1,824	$1,411
Sequential Flex Revenue Change	1.9%	10.5%	2.6%
Hours (000’s)	1,801	1,760	1,473
Flex GP %	28.2%	27.4%	26.9%

Search Revenue (000’s)	$7,417	$6,249	$4,793
Placements	527	438	334
Average Fee	$14,111	$14,256	$14,371
Finance and Accounting
Flex Revenue (000’s)	$53,329	$51,885	$54,998
Revenue per billing day (000’s)	$846	$824	$859
Sequential Flex Revenue Change	2.8%	-1.9%	6.5%
Hours (000’s)	1,511	1,539	1,767
Flex GP %	33.3%	32.5%	29.5%

Search Revenue (000’s)	$10,737	$10,478	$8,060
Placements	817	828	689
Average Fee	$13,165	$12,698	$11,615
Health & Life Sciences
Flex Revenue (000’s)	$48,788	$49,916	$47,907
Revenue per billing day (000’s)	$775	$792	$749
Sequential Flex Revenue Change	-2.3%	2.7%	6.5%
Hours (000’s)	965	949	985
Flex GP %	30.9%	29.8%	28.7%

Search Revenue (000’s)	$1,334	$945	$1,254
Placements	101	81	107
Average Fee	$13,267	$11,160	$11,713

Kforce Inc.

Key Statistics - Health & Life Sciences

(Unaudited)

	Q3 2006	Q2 2006	Q3 2005
Clinical Research
Flex Revenue (000’s)	$20,703	$21,596	$18,731
Revenue per billing day (000’s)	$329	$343	$293
Sequential Flex Revenue Change	-4.1%	2.1%	7.1%
Hours (000’s)	285	289	249
Flex GP %	29.2%	28.2%	28.2%

Search Revenue (000’s)	$662	$235	$477
Placements	36	9	29
Average Fee	$18,277	$21,468	$16,449

Health Information Management
Flex Revenue (000’s)	$10,840	$11,307	$9,780
Revenue per billing day (000’s)	$172	$179	$153
Sequential Flex Revenue Change	-4.1%	9.8%	18.6%
Hours (000’s)	166	166	150
Flex GP %	37.9%	35.1%	32.8%

Search Revenue (000’s)	$61	$136	$48
Placements	5	11	5
Average Fee	$12,260	$12,328	$9,532

Healthcare-Nursing
Flex Revenue (000’s)	$9,122	$9,275	$11,088
Revenue per billing day (000’s)	$145	$147	$173
Sequential Flex Revenue Change	-1.7%	-4.0%	0.8%
Hours (000’s)	222	221	285
Flex GP %	28.0%	27.7%	27.0%

Search Revenue (000’s)	$38	$59	$116
Placements	3	8	10
Average Fee	$12,611	$7,320	$11,415

Scientific
Flex Revenue (000’s)	$8,123	$7,738	$8,308
Revenue per billing day (000’s)	$129	$123	$130
Sequential Flex Revenue Change	5.0%	3.4%	0.6%
Hours (000’s)	292	273	301
Flex GP %	29.5%	29.0%	27.2%

Search Revenue (000’s)	$573	$515	$613
Placements	57	53	63
Average Fee	$10,176	$9,727	$9,751

Kforce Inc.

Selected Financial Information

(In Thousands, Except Per Share Amounts)

(Unaudited)

EBITDA Reconciliation

	Q3 2006		Q2 2006		Q3 2005
	$	Per share	$	Per share	$	Per share
EBITDA	$19,059	$0.45	$18,286	$0.43	$14,202	$0.35
Depreciation and Amortization	(3,238)	(0.08)	(3,280)	(0.08)	(2,587)	$(0.06)
Interest Expense and Other	(910)	(0.02)	(1,040)	(0.02)	(481)	$(0.01)
Tax Expense	(6,069)	(0.14)	(5,601)	(0.13)	(4,421)	$(0.11)

Net Income	$8,842	$0.21	$8,365	$0.20	$6,713	$0.17

Outstanding Shares - Diluted	42,091		42,251		40,447

EBITDA, a non-GAAP financial measure, is defined as earnings before interest, income taxes, depreciation and amortization, including amortization of stock-based compensation. EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA is a key measure used by management to evaluate its operations and to provide useful information to investors. EBITDA should not be considered in isolation or as an alternative to net income, cash flows data or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to similarly titled measures of other companies.